SIMPSON THACHER & BARTLETT LLP

1999 AVENUE OF THE STARS, 29TH FLOOR

LOS ANGELES, CA 90067-4607

(310) 407-7500

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DIRECT DIAL NUMBER (310) 407-7505	E-MAIL ADDRESS twuchenich@stblaw.com

October 20, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Re: Oaktree Capital Group, LLC
Registration Statement on Form S-1
File No. 333-174993

Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Mr. Ingram:

On behalf of Oaktree Capital Group, LLC (the “Company” or “Oaktree”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of the Company’s Class A units. The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 4, each reflecting changes against Amendment No. 3 to the Registration Statement filed on October 3, 2011.

We are providing the following responses to your comment letter, dated October 13, 2011, regarding Amendment No. 3 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

General

1.

We note your response to comment one in our letter dated July 14, 2011. Please identify and explain any interests in the Oaktree funds held by or through the company. For instance, please explain if interests in the Oaktree funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Oaktree Operating Group entities or other Oaktree entities make contributions to the capital of the Oaktree funds in connection with or apart from the general partner interests? What are the values with regard to each Oaktree fund?

The Company indirectly through subsidiaries invests a portion of its own capital in its funds. These investments are made to align the interests of Oaktree with those of outside investors in the Oaktree funds. The Company’s investment in each Oaktree fund consists of general partnership interests in such funds. The Company does not, directly or indirectly, hold limited partnership interests in any Oaktree fund. Accordingly, all capital contributions made by the Company’s subsidiaries to the Oaktree funds are made in connection with their general partnership interests.

The dollar values of the general partners’ commitments to contribute to the capital of each Oaktree fund are provided on page 129 of Amendment No. 4.

Summary Historical Financial Information and Other Data, page 14

2.	Please revise your caption net (income) loss attributable to non-controlling interests in consolidated funds to indicate these interests are redeemable.

Please see the revised disclosure on pages 14 and 73 of Amendment No. 4.

3.	Please expand note (3) to provide readers with the following information:

•	In addition to indicating how ANI-OCG is calculated, explain what ANI-OCG represents and what, if anything, management evaluates with this measure;

•

In your calculation of ANI-OCG, explain how you calculate OCGH non-controlling interest. In this regard, we note that the amounts you eliminate do not agree to the net loss attributable to OCGH non-controlling interests in your statement of operations; and

•	In your reconciliation of ANI-OCG to net loss attributable to OCG, explain how you calculate compensation expense for vesting of OCGH units-OCG.

Disclose your actual distributions for each period presented.

Please see the revised disclosure on pages 15, 16 and 17 of Amendment No. 4.

Organizational Structure, page 61

4.

You indicate in your response to comment four in our letter dated September 16, 2001 that the Second Amended and Restated Exchange Agreement, which will contain the revised exchange mechanism, has not yet been executed. Accordingly, this future event is not disclosed in the footnotes to the financial statements. Please tell us when this agreement will be executed. In this regard, your disclosures on page 10 and throughout your filing indicate that the exchange mechanism has been revised.

The Company supplementally advises the Staff that the Second Amended and Restated Exchange Agreement will be executed before the road show for the offering is launched.

Distributable Earnings, page 123

5.	Clarify, as you do on page 16, that the declaration, payment and determination of amounts available for equity distributions, if any, will be at the sole discretion of your board of directors, which may change your distribution policy at any time.

Please see the revised disclosure on page 123 of Amendment No. 4.

6.	You indicate that you use distributable earnings to measure your realized earnings at the Oaktree Operating Group level without the effects of the consolidated funds. You further indicate that by excluding the results of your consolidated funds and including your deemed realized investment income distributions, distributable earnings better aids you in measuring amounts that are actually available to meet certain obligations and distributions. With reference to your reconciliation, tell us and revise your disclosures to clarify the difference between “realized earnings” and “deemed realized investment income distributions.” Also clarify how you calculate investment (income) loss and how that amount relates to your textual disclosures we refer to above.

Please see the revised disclosure on pages 16, 17, 48, 71, 123 and 124 of Amendment No. 4.

The Company supplementally advises the Staff that it has revised its disclosures to change the reference from “realized earnings” to “earnings.” The Company has also clarified that the adjustments to distributable earnings are to (1) exclude our segment investment income (loss) which, under the equity method of accounting, is largely non-cash in nature and is thus not directly available to fund the Company’s operations or make equity distributions and (2) include the portion of cash distributions from Oaktree and non-Oaktree funds that represents the profit or loss component of the distributions, and not a return of our capital contributions.

7.	Clarify why you are calculating the amount of profit or loss component of distributions of income from investments in limited partners rather than simply reflecting the amount of investment (income) loss that is realized.

Please see our response to comment 6 above and the revised disclosure on pages 17, 71, 123 and 124 of Amendment No. 4.

Material U.S. Federal Tax Considerations, page 233

8.	We partially reissue comment 13 in our letter dated September 16, 2011. Since counsel is required to provide a firm conclusion regarding each material federal income tax consequence to investors, please arrange for counsel to avoid the word “generally” and the phrase “subject to certain exceptions.”

Please see the revised disclosure on pages 238, 239, 240, 241, 242, 243 and 244 of Amendment No. 4.

Unaudited Condensed Financial Statements

Note 9. Equity Based-Compensation, page F-72

9.	We note your response and your revised disclosures provided in response to comment 15 in our letter dated September 16, 2011. Please disclose the marketability discount you used to estimate the fair value of the OCGH units issued during the six months ended June 30, 2011. Similar to the table you provide on page F-39, provide an updated table for the status of your unvested equity-based awards and a summary of changes for the six months ended June 30, 2011.

Please see the revised disclosure on pages F-72 and F-73 of Amendment No. 4.

* * * * * * * * * *

Please do not hesitate to call Thomas Wuchenich at (310) 407-7505 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Tracey Houser

Jeanne Baker

Jessica Kane

Oaktree Capital Group, LLC

Todd E. Molz

Sullivan & Cromwell LLP

Patrick S. Brown